Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/06
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Supplement dated March 14, 2006 to the
Statement of Additional Information dated February 27, 2006

This supplement sets forth the changes to the Statement of Additional Information ("SAI") of Strategic Partners Mutual Funds, Inc. ("Company") dated February 27, 2006 as it pertains to Strategic Partners High Yield Bond Fund (the "Fund"), a series of the Company.

Effective on or about March 20, 2006, Pacific Investment Management Company LLC ("PIMCO") will join Goldman Sachs Asset Management, L.P. ("GSAM") as a Sub-Advisor ` to the Strategic Partners High Yield Bond Fund.

1. The following supplements the section in the SAI titled "Investment Advisory & Administration Services The Sub-Advisers" and is inserted in the table on page B-122 listing each fund name and its sub-advisor after the reference to Goldman Sachs Asset Management, L.P. for the Fund.

FUND NAME                                      SUB-ADVISOR(S)
Strategic Partners High Yield Bond Fund        Pacific Investment
                                               Management Company LLC

2.  In the section of the SAI entitled "Investment Advisory &
Administration Services The Sub-Advisors," the disclosure of Goldman Sachs Asset Management, L.P. for the Fund on page B-124 is deleted and replaced with the following:

Goldman Sachs Asset Management, L.P. ("GSAM") , for the Strategic Partners High Yield Bond Fund: an annual rate of 0.30% on the Fund's assets subadvised by GSAM. Pacific Investment Management Company LLC ("PIMCO") for the Strategic Partners High Yield Bond Fund: an annual rate of 0.25% on the Fund's assets subadvised by PIMCO . Prior to May 1, 2004, the Investment Managers had engaged Federated Investment Counseling as the Sub-Advisor for the Fund at an annual rate of 0.25% of the Fund's average daily net assets up to $200 million plus 0.20% of the Fund's average daily net assets in excess of $200 million.

3. The following information supplements the chart titled "A. Other Accounts Managed by Portfolio Managers" and is inserted after the disclosure for the GSAM portfolio managers of the Fund on page B-127:


Portfolio                                 Strategic Partners High Yield
                                             Bond Fund

Portfolio Manager(s)                      Raymond G. Kennedy

Registered Investment Companies ($MM)     9 ($14,332.48)*

Other Pooled Investment Vehicles ($MM)    6 ($2,185.31)*

Other Accounts ($MM)                      15 ($2,795.47)*

* As of December 31, 2005.


4. The following information supplements the chart titled "B. Portfolio Manager Compensation/Material Conflicts of Interest" and is inserted after the disclosure for GSAM's portfolio manages for the Fund on page B-146:

Compensation Structure and Method(s)/Material Conflicts of Interest Pacific Investment Management Company LLC

Portfolio Manager Compensation
PIMCO has adopted a "Total Compensation Plan" for its professional level employees, including its portfolio managers, that is designed to pay competitive compensation and reward performance, integrity and teamwork consistent with the firm's mission statement. The Total Compensation Plan includes a significant incentive component that rewards high performance standards, work ethic and consistent individual and team contributions to the firm. The compensation of portfolio managers consists of a base salary, a bonus, and may include a retention bonus. Portfolio managers who are Managing Directors of PIMCO also receive compensation from PIMCO's profits. Certain employees of PIMCO, including portfolio managers, may elect to defer compensation through PIMCO's deferred compensation plan. PIMCO also offers its employees a non-contributory defined contribution plan through which PIMCO makes a contribution based on the employee's compensation. PIMCO's contribution rate increases at a specified compensation level, which is a level that would include portfolio managers.

Salary and Bonus . Base salaries are determined by considering an individual portfolio manager's experience and expertise and may be reviewed for adjustment annually. Portfolio managers are entitled to receive bonuses, which may be significantly more than their base salary, upon attaining certain performance objectives based on predetermined measures of group or department success. These goals are specific to individual portfolio managers and are mutually agreed upon annually by each portfolio manager and his or her manager. Achievement of these goals is an important, but not exclusive, element of the bonus decision process.

In addition, the following non-exclusive list of qualitative criteria (collectively, the "Bonus Factors") may be considered when determining the bonus for portfolio managers:

3-year, 2-year and 1-year dollar-weighted and account-weighted investment performance as judged against the applicable benchmarks for each account managed by a portfolio manager (including the Funds) and relative to applicable industry peer groups;

Appropriate risk positioning that is consistent with PIMCO's investment philosophy and the Investment Committee/CIO approach to the generation of alpha;

Amount and nature of assets managed by the portfolio manager;

Consistency of investment performance across portfolios of similar mandate and guidelines (reward low dispersion);

Generation and contribution of investment ideas in the context of PIMCO's secular and cyclical forums, portfolio strategy meetings, Investment Committee meetings, and on a day-to-day basis;

Absence of defaults and price defaults for issues in the portfolios managed by the portfolio manager;

Contributions to asset retention, gathering and client satisfaction;

Contributions to mentoring, coaching and/or supervising; and

Personal growth and skills added.


A portfolio manager's compensation is not based directly on the performance of any portfolio or any other account managed by that portfolio manager. Final award amounts are determined by the PIMCO Compensation Committee.

Retention Bonuses . Certain portfolio managers may receive a discretionary, fixed amount retention bonus, based upon the Bonus Factors and continued employment with PIMCO. Each portfolio manager who is a Senior Vice President or Executive Vice President of PIMCO receives a variable amount retention bonus, based upon the Bonus Factors and continued employment with PIMCO.

Investment professionals, including portfolio managers, are eligible to participate in a Long Term Cash Bonus Plan ("Cash Bonus Plan"), which provides cash awards that appreciate or depreciate based upon the performance of PIMCO's parent company, Allianz Global Investors of America L.P. ("AGI"), and PIMCO over a three-year period. The aggregate amount available for distribution to participants is based upon AGI's profit growth and PIMCO's profit growth. Participation in the Cash Bonus Plan is based upon the Bonus Factors, and the payment of benefits from the Cash Bonus Plan, is contingent upon continued employment at PIMCO.

Profit Sharing Plan . Instead of a bonus, portfolio managers who are Managing Directors of PIMCO receive compensation from a non-qualified profit sharing plan consisting of a portion of PIMCO's net profits. Portfolio managers who are Managing Directors receive an amount determined by the Managing Director Compensation Committee, based upon an individual's overall contribution to the firm and the Bonus Factors. Under his employment agreement, William Gross receives a fixed percentage of the profit sharing plan.

Allianz Transaction Related Compensation . In May 2000, a majority interest in the predecessor holding company of PIMCO was acquired by a subsidiary of Allianz AG ("Allianz"). In connection with the transaction, Mr. Gross received a grant of restricted stock of Allianz, the last of which vested on May 5, 2005.

From time to time, under the PIMCO Class B Unit Purchase Plan, Managing Directors and certain executive management (including Executive Vice Presidents) of PIMCO may become eligible to purchase Class B Units of PIMCO. Upon their purchase, the Class B Units are immediately exchanged for Class A Units of PIMCO Partners, LLC, a California limited liability company that holds a minority interest in PIMCO and is owned by the Managing Directors and certain executive management of PIMCO. The Class A Units of PIMCO Partners, LLC entitle their holders to distributions of a portion of the profits of PIMCO. The PIMCO Compensation Committee determines which Managing Directors and executive management may purchase Class B Units and the number of Class B Units that each may purchase. The Class B Units are purchased pursuant to full recourse notes issued to the holder. The base compensation of each Class B Unit holder is increased in an amount equal to the principal amortization applicable to the notes given by the Managing Director or member of executive management.

Portfolio managers who are Managing Directors also have long-term employment contracts, which guarantee severance payments in the event of involuntary termination of a Managing Director's employment with PIMCO.

Securities Ownership
The respective primary portfolio managers were not a beneficial owner of shares of a Fund that he managed as of 12/31/05.

Conflicts of Interest
From time to time, potential conflicts of interest may arise between a portfolio manager's management of the investments of a Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar investment objectives or strategies as the Funds, track the same index a Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Funds. The other accounts might also have different investment objectives or strategies than the Funds.

Knowledge and Timing of Fund Trades . A potential conflict of interest may arise as a result of the portfolio manager's day-to- day management of a Fund. Because of their positions with the Funds, the portfolio managers know the size, timing and possible market impact of a Fund's trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of a Fund.

Investment Opportunities . A potential conflict of interest may arise as result of the portfolio manager's management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both a Fund and other accounts managed by the portfolio manager, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by a Fund and another account. PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

Under PIMCO's allocation procedures, investment opportunities are allocated among various investment strategies based on individual account investment guidelines and PIMCO's investment outlook. PIMCO has also adopted additional procedures to complement the general trade allocation policy that are designed to address potential conflicts of interest due to the side-by- side management of the Funds and certain pooled investment vehicles, including investment opportunity allocation issues.

Performance Fees . A portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for the portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he or she believes might be the most profitable to such other accounts instead of allocating them to a Fund. PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities between such other accounts and the Funds on a fair and equitable basis over time.

5. The following information supplements the table entitled "C. Portfolio Manager Securities Ownership" and is inserted after the disclosure for the GSAM portfolio managers of the Fund on page B-147: .


PORTFOLIO MANAGER(S)                              OWNERSHIP OF COMPANY
                                                       SECURITIES

Raymond G. Kennedy                                        None